FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of April 2, 2003

TUBES OF STEEL OF MEXICO, S.A. (Translation of Registrant’s name into English)

TUBOS DE ACERO DE MEXICO, S.A. Edificio Parque Reforma Campos Eliseos #400 Mexico, D.F., 11560 Mexico (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tubos de Acero de Mexico,S.A. press release announcing that its controlling shareholder: Tenaris S.A. (Tenaris), has communicated its plan for the acquisition of remaining minority interests in Tamsa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2003

Tubos de Acero de Mexico, S.A.

By: /s/ Cecilia Bilesio Cecilia Bilesio Corporate Affairs

MEXICO CITY (March 31, 2003) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) announced today that its controlling shareholder: Tenaris S.A. (Tenaris), has communicated its plan for the acquisition of remaining minority interests in Tamsa.

Tenaris (NYSE, Mexico and BASE: TS; MTA Italy: TEN), announced today that it plans to acquire any remaining minority interests in Tamsa (AMEX: TAM and Mexico: TAMSA). In addition, Tenaris announced that it intends to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of Tamsa’s ADR facility and, if and when appropriate, the termination of Tamsa’s registration with the U.S. Securities and Exchange Commission (the SEC). Tenaris currently holds, directly or indirectly, 94.5% of the shares and ADSs of Tamsa.

Further information about Tenaris’ press release is available at www.tenaris.com.

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities of Tenaris or Tamsa in any jurisdiction.